Trading Symbol TSX: GGC

GENCO ANNOUNCES RESULTS FROM
THE OPENPIT CRESTON BULK TONNAGE TARGET

March 12, 2008 – Vancouver, B.C., Canada – Genco Resources Ltd. (TSX-GGC) announces results from the companies drill program focused on the open pit Creston bulk tonnage target at La Guitarra Silver/Gold mine, Mexico State, Mexico. Highlights include holes GRH-94 with 50 metres grading 74 grams per tonne (“g/t”) silver 0.34 g/t gold and 90 silver equivalent (“eAg”) g/t and GRH-91 with multiple intercepts including 18 metres grading 249 g/t silver and 0.24 g/t gold.

Creston Bulk Tonnage Target Mineralized Drilling Intersections
Drill Hole	From	To	Interval	Au g/t	Ag g/t	eAg g/t
GRH-75	39.0	51.0	12.0	0.18	114	123
and	59.7	62.7	3.0	0.40	104	123
And	85.2	100.2	15.0	0.27	45	59
GRH-76	Low Grade
GRH-77	142.4	155.9	13.5	0.32	22	38
GRH-78	143.8	152.8	9.0	0.07	34	37
GRH-79	37.0	43.0	6.0	0.65	43	76
and	65.5	77.5	12.0	0.16	21	29
GRH-80	43.1	65.6	22.5	0.63	69	100
GRH-81	38.6	47.6	9.0	0.07	59	62
and	61.1	77.6	16.5	0.59	47	77
and	80.6	97.1	16.5	0.75	15	52
GRH-82	38.8	61.3	22.5	0.68	61	95
GRH-83	Low Grade
GRH-84	Low Grade
GRH-85	25.2	35.7	10.5	0.28	30	44
GRH-86	68.5	83.5	15.0	0.30	50	65
GRH-87	35.7	58.2	22.5	0.21	33	43
GRH-88	83.5	104.5	21.0	0.21	54	65
GRH-89	127.0	136.0	9.0	0.72	61	97
GRH-90	2.5	26.5	24.0	0.97	45	93
GRH-91	2.1	32.1	30.0	0.43	62	83
and	34.1	36.1	2.0	0.79	222	261
and	38.1	56.1	18.0	0.24	249	261
and	76.0	84.0	8.0	0.17	57	66
GRH-92	17.1	33.1	16.0	0.71	50	86
GRH-93	34.0	45.0	11.0	0.16	69	77
GRH-94	2.0	52.0	50.0	0.34	73	90
GRH-95	Low Grade
GRH-96	28.0	45.0	17.0	0.50	128	153
and	68.0	77.0	9.0	0.06	35	38

Trading Symbol TSX: GGC

Creston Bulk Tonnage Target Mineralized Drilling Intersections
Drill Hole	From	To	Interval	Au g/t	Ag g/t	eAg g/t
and	142.0	158.0	16.0	0.41	51	71
GRH-97	Abandoned in Mine Dump, Dump Averages 33 g/t eAg
GRH-98	Abandoned in Mine Dump, Dump Averages 40 g/t eAg
GRH-99	Abandoned in Mine Dump, Dump Averages 32 g/t eAg
GRH-100	93.4	113.4	20.0	<0.05	32	32
and	120.4	127.4	7.0	1.19	69	129
GRH-103	49.2	65.7	16.5	0.78	44	83
GRH-104	30.9	50.4	19.5	0.38	30	49
GRH-105	34.0	56.5	22.5	0.34	28	45
and	62.5	73.0	10.5	0.31	42	58
GRH-106	4.0	29.5	25.5	0.41	76	97
GRH-107	Low Grade
GRH-108	Low Grade
GRH-109	41.4	47.4	6.0	1.15	68	125
GRH-110	35.5	41.5	6.0	0.32	73	89
and	43.0	50.5	7.5	0.89	38	83
GRH-111	14.5	22.0	7.5	0.32	100	117
GRH-112	Low Grade
GRH-113	94.1	104.6	10.5	0.21	63	73
GRH-114	Low Grade
GRH-116	2.5	13.0	10.5	1.18	57	116

GDH-118	21.0	35.0	14.0	0.17	112	121
GDH-119	50.9	56.5	5.6	0.26	185	198
GDH-133	96.0	120.0	24.0	7.66	290	673
GDH-134	144.5	150.9	6.4	0.33	32	48
and
GDH-138	63.1	86.0	22.9	0.88	94	138
	95.5	107.7	12.2	0.11	34	40
GDH-141	43.0	54.5	11.5	0.17	49	57
GDH-143	Low Grade
GDH-146	185.0	194.8	9.8	0.30	13	28
GDH-148	Low Grade
ODH-152	Low Grade
GDH-154	8.8	38.8	30.0	0.16	110	118
GDH-155	43.3	60.3	17.0	0.17	21	29
GDH-156	45.2	67.0	21.8	0.34	32	49

True-widths range between 70% and 100%.

The eAg grades are calculated using a 50:1 silver to gold ratio ($550/oz Gold and $11/oz silver and metallurgical test work which shows similar recoveries for both gold and silver). GRH holes were drilled using reverse circulation methods, GDH using conventional diamond core drill rigs.

Trading Symbol TSX: GGC

Genco President, Gregory K. Liller, states “Drilling on the Creston bulk tonnage silver/gold deposit continues to deliver consistently good results. The average grade of holes drilled to date is approximately 112 g/t eAg or greater than 3 ½ ounces per tonne silver. This is quite good grade for an outcropping bulk tonnage deposit. As we obtain more data on the geometry of the Creston it is becoming readily apparent that for most of its strike length, the Creston deposit forms the dip slope of a hill side. This should result in a relatively low strip ratio for at least a portion of the envisioned open cut operation. To quantify this, computer modeling of the deposit has begun. This modeling will give us data we need for completing our feasibility study and fine tuning project economics”.

The qualified person responsible for technical data reported in this news release is Glenn R. Clark P.Eng. of Glenn Clark and Associates Limited. He is arm’s length to Genco and has verified the data disclosed.

Quality Control & Assurance
Genco has implemented a quality assurance and control (QA/QC) program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. Samples from the reverse circulation drill rig are split with a riffle splitter and two equal parts retained. The drill core is split or sawn in to two equal parts. One set of sample splits are shipped to the ALS Chemex Laboratories in Guadalajara Hermosillo, Mexico, for preparation of pulps, the other set of samples is retained on site. The prepared pulps are the shipped to ALS Chemex’s Vancouver, B.C. Canada, laboratory for analysis using a gravimetric fire assay for silver and gold. ALS Chemex’s laboratory re-assays about 3% of all samples as a check and additional checks may be run on anomalous values. The La Guitarra mine laboratory has an ongoing check assay program and routinely re-assays ALS Chemex’s pulp and sample rejects and/or retained core/reverse circulation splits.

Genco is a primary silver producer in Mexico, whose core assets are multiple mining sites, including La Guitarra Mine located in its wholly-owned Temascaltepec Mining District of central Mexico.

For further information:

Robert M. Blankstein
Investor Relations

Tel: 604-682-2205
E-mail: gencoinfo@telus.net
Website: www.gencoresources.com

The Toronto Stock Exchange does not accept responsibility for the adequacy or accuracy of this release.

Suite 550 – 999 W. Hastings Street, Vancouver, B.C., V6C 2W2, Canada
Tel: (604) 682-2205 Fax: (604) 682-2235
www.gencoresources.com
GGC (Toronto Stock Exchange)